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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No.12)

                                    HEI, Inc.
                            (Name of Subject Company)

                              FANT INDUSTRIES INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    404160103
                      (CUSIP Number of Class of Securities)

                                 ANTHONY J. FANT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                            TELEPHONE: (205) 933-1030

      (Name, Address and Telephone Number of Persons Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   Copies To:

                              MICHAEL A. KING, ESQ.
                                BROWN & WOOD LLP
                             ONE WORLD TRADE CENTER
                             NEW YORK, NY 10048-0557
                            TELEPHONE: (212) 839-5546

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         Fant Industries Inc. hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.12.

ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a) (20) Press Release, dated April 30, 1998.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 1998

                                        FANT INDUSTRIES INC.

                                        By:/s/ Anthony J. Fant
                                           Anthony J. Fant
                                           President and Chief Executive Officer
                                           Fant Industries Inc.


                                       /s/ Anthony J. Fant
                                       Anthony J. Fant